Exhibit 23.02

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NuStar GP, LLC:

We consent to the use of our reports dated February 28, 2014, with respect to the consolidated balance sheets of NuStar Asphalt LLC and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, cash flows, and members’ equity for the year ended December 31, 2013 and the period from September 28, 2012 (inception) to December 31, 2012, which report appears in the December 31, 2015 annual report on Form 10-K of NuStar Energy L.P, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

San Antonio, Texas

June 30, 2016